SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number: 0-17038

                           NOTIFICATION OF LATE FILING

(Check    One):|X|  Form  10K |_| Form  11-K |_| Form  20-F |_|
                           Form 10-Q |_| Form N-SAR

         For Period Ended: June 30, 1997

|_|  Transition  Report  on Form  10-K   |_|  Transition  Report  on Form 10-Q
|_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

         For the Transition Period Ended:____________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Concord Camera Corp.
Former name if applicable:   n/a
Address of principal executive office: (Street and number)
                                  35 Mileed Way
City, State and Zip Code:           Avenel, New Jersey 07001
                                    ------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed with unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



         (a)      The reasons described in reasonable detail in Part III of this form  could  not be  eliminated  with  unreasonable  effort or expense.
   X     (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K for Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed):

                  The registrant acted in good faith and used its best efforts to file its Form 10-K within the time period prescribed. Despite its good faith and best efforts, including working over the weekend, the registrant was unable to complete the document in time to have it Edgarized and transmitted before the deadline. The Form 10-K was transmitted at 9:40
                  p.m. on September 29, 1997, approximately four hours past the filing deadline. This delay could not have been eliminated without unreasonable effort or expense. Therefore, the registrant seeks relief pursuant to Rule 12b-25(b).

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          Barry M. Shereck - Chief Financial Officer - (732) 499-8280

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   |X|Yes  |_|No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |_|Yes  |X|No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Concord Camera Corp.
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 30, 1997                By: /s/ Barry M. Shereck
                                          Barry M. Shereck - Vice President and
                                          Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized


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representative   (other   than   an   executive   officer),   evidence   of  the
representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S. C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely filed a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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